

May 7, 2015

Via E-mail
Donald R. Shassian
Executive Vice President and Chief Financial Officer
OUTFRONT Media Inc.
405 Lexington Ave, 17th Floor
New York, NY 10174

      Re: **OUTFRONT Media Inc.**
            Form 10-K for the Year Ended December 31, 2014
            Filed March 6, 2015
            File No. 001-36367

Dear Mr. Shassian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

REIT-Comparable Basis Adjustments, page 40

1.   Please tell us how the adjustments you have included to calculate your REIT-adjusted measures comply with Item 10(e) of Regulation S-K.

Schedule III, page 108

2.   In future filings, please revise the presentation of your summary of real estate activities to separately present information on your capitalized costs broken out by 1) new investments, 2) redevelopments, 3) recurring capex, and 4) land acquisitions (i.e. ground lease purchases).

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3629.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief

cc: Richard Sauer